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                            November 16, 2020

       Brian Judkins, Esq.
       Vice President, Legal
       Chemed Corporation
       255 E. Fifth Street, Suite 2600
       Cincinnati, Ohio 45202

                                                        Re: Chemed Corporation
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 001-08351

       Dear Mr. Judkins:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Item 13. Executive Compensation, page 27

   1. We note, from the information incorporated by reference from your proxy statement, the material increase in
the grant date fair value of the option awards granted to Mr.
                                                        McNamara in 2019 as
compared to 2018. Refer to Regulation S-K Item 402(b)(1)(v) and
                                                        in future filings
disclose how the company determines the amount for each element of compensation to pay,
and to Item 402(b)(2)(ix) and in future filings disclose the factors considered in decisions
to increase or decrease compensation materially, in each case if applicable.
 Brian Judkins, Esq.
FirstName LastNameBrian Judkins, Esq.
Chemed Corporation
Comapany 16,
November   NameChemed
               2020     Corporation
November
Page 2    16, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at
(202) 551-3257
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences